Exhibit 99.1

EMERGÊNCIA PARTICIPAÇÕES S.A.

Statements of financial position

As of December 31, 2022 and 2021

(Values expressed in thousands of Brazilian Reais)

Assets

	Consolidated
	December 31, 2022	December 31, 2021
Current
Cash and cash equivalents	271,607	118,918
Trade and other receivables	711,892	234,288
Current income tax and social contribution recoverable	6,388	4,895
Other taxes recoverable	29,740	13,308
Prepaid expenses	37,806	1,484
Advances to suppliers	29,864	47,283
Inventories	18,128	8,781
Dividends receivable	-	-
Other accounts equivalents	36,498	24,454
Total current assets	1,141,923	453,411

Noncurrent
Related parties loans	26,180	34,726
Non-current income tax and social contribution recoverable	2,854	-
Non-current other taxes recoverable	392	-
Deferred taxes	25,420	8,987
Judicial deposits	826	147
Other accounts receivable	37,599	6,811

Investments	7,620	-
Property, plant and equipment	516,081	296,396
Right of use	68,275	35,225
Goodwill	1,192,302	585,746
Intangible assets	420,197	9,632
Total non-current assets	2,297,746	977,670

Total assets	3,439,669	1,431,081

Liabilities and net equity

	Consolidated
	December 31, 2022	December 31, 2021

Current
Loans and financing	67,656	60,755
Debentures	84,187	-
Trade and other payables	155,523	39,573
Labor obligations	114,941	21,552
Dividends payable	76,909	31,469
Current income tax and social contribution payable	12,998	6,872
Other tax payable	33,719	17,678
Obligations from acquisition of investment	141,698	128,130
Lease liabilities	14,411	9,635
Other bills to pay	36,345	30,480
Total current liabilities	738,387	346,144

Noncurrent
Loans and financing	649,762	94,549
Debentures	516,533	-
Other taxes payable	7,986	4,065
Related parties loans	769,792	482,161
Provision for loss on investments	-	-
Deferred income tax and social contribution	190,833	33,404
Obligations from acquisition of investment	81,728	101,278
Provision for contingencies	607	181
Lease liabilities	32,648	22,032
Other bills to pay	4,305	9,349
Total non-current liabilities	2,254,194	747,019

Equity
Capital	261,920	261,920
Profit reserves	302,817	176,148
Capital transactions	(110,218)	(116,486)
Equity valuation adjustment	-	984
Accumulated translation adjustment	(89,165)	3,428

Attributable to controlling interest	365,354	325,994
Non-controlling interest	81,734	11,924
Total equity	447,088	337,918

Total shareholders' equity and liabilities	3,439,669	1,431,081

EMERGÊNCIA PARTICIPAÇÕES S.A.

Statements of income

Years ended December 31, 2022 and 2021

(Amounts expressed in thousands of Brazilian Reais, except earnings per share)

	Consolidated
	December 31, 2022	December 31, 2021

Gross revenue	1,813,280	919,084
Deductions from gross income	(128,384)	(96,881)

Net revenue	1,684,896	822,203

Cost of services rendered	(1,337,749)	(618,691)

Gross Profit	347,147	203,512

Operating (expenses)/revenues
Selling, general and administrative	(26,553)	(26,837)
Equity in earnings of investments	3,628	-
Other income, net expenses	12,536	1,355
	(10,389)	(25,482)

Operating profit	336,758	178,030

Net finance costs
Financial expenses	(113,541)	(12,804)
Financial income	9,567	10,776
	(103,974)	(2,028)

Net income before income and social contribution taxes	232,784	176,002

Current income tax and social contribution	(35,806)	(23,773)
Deferred income tax and social contribution	(9,104)	(14,087)

Profit for the year	187,874	138,142

Attributable to
Controlling interest	161,493	131,116
Non-controlling interest	26,381	7,026

Number of shares at year end	261,920,439	261,920,439

Earnings per share at year end - in R$	0.72	0.53

EMERGÊNCIA PARTICIPAÇÕES S.A.

Statements of cash flows

Years ended December 31, 2022 and 2021

(Values expressed in thousands of Brazilian Reais)

	Consolidated
Cash flows from operating activities	December 31, 2022	December 31, 2021
Net income for the year	187,874	138,142

Adjustments to reconcile income to cash from (applied to) operations:
Depreciation and amortization	112,029	60,163
Expected credit losses	248	(340)
Residual value of written-off property, plant and equipment and intangible assets	26,291	(6,355)
Provision for contingencies	334	(365)
Income tax and social contribution - deferred	9,104	14,087
Equity	(3,628)	-
Other reconciliation adjustments	(2,779)	-
Interest on loans and financing, debentures, leases and exchange rate variation	96,699	2,919

Changes in assets and liabilities:
Accounts receivable	85,469	(79,118)
Recoverable taxes	(20,550)	(6,102)
Prepaid expenses	(32,859)	1,778
Advances to suppliers	23,650	(29,287)
Inventories	(5,672)	(3,607)
Other accounts receivable	18,783	24,850
Suppliers	(1,989)	(21,740)
Salaries and social security charges	27,472	(1,485)
Taxes payable	34,210	(2,900)
Other accounts payable	(25,736)	(17,565)

Cash generated from operating activities	528,950	73,075

Interest paid on loans and financing	(12,126)	(5,985)
Interest paid on debentures	(25,274)	-
Interest paid on leases	(2,400)	(573)
Income tax and social contribution	(18,213)	(2,193)

Cash from (invested in) operations	470,937	64,324

Cash flow from investing activities
Dividends received	-	-
Cash spent on companies' acquisitions; net of cash received	(1,090,040)	(286,134)
Payment of obligations from acquisition of investments	(134,981)	(38,493)
Acquisition of property, plant and equipment and intangible assets	(95,748)	(123,793)

Net cash used in investing activities	(1,320,769)	(448,420)

Cash flow from financing activities
Attributed to shareholders
Profit distribution - prior periods	-	(63)

Attributed to financing
Related parties	71,019	441,662
Lease payments - Principal	(32,802)	(6,819)
Proceeds from loans and financing	446,870	50,620
Funding of debentures	573,623	-
Payments of loans and financing - Principal	(63,985)	(52,152)
Payment of Share Issuance Costs	-	-

Net cash generated from financing activities	994,725	433,248

Increase in cash and cash equivalents	144,893	49,152

Exchange rate change in cash and cash equivalents	7,796	8,012

Cash and cash equivalents at the beginning of the year	118,918	61,754

Cash and cash equivalents at the end of the year	271,607	118,918